The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated February 3, 2021

PROSPECTUS Dated November 16, 2020 PROSPECTUS SUPPLEMENT Dated November 16, 2020	Pricing Supplement No. 510 to Registration Statement No. 333-250103 Dated February , 2021 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES J
Euro Fixed/Floating Rate Senior Registered Notes Due 2031

We, Morgan Stanley, may redeem the Global Medium-Term Notes, Series J, Euro Fixed/Floating Rate Senior Registered Notes Due 2031 (the “notes”) (i) in whole or in part at any time on or after August            , 2021 and prior to February            , 2030 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below, (ii) (a) in whole but not in part, on February         , 2030, or (b) in whole at any time or in part from time to time, on or after November            , 2030, in each case at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption” and (iii) under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made to the Financial Conduct Authority (the “FCA”) (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for the notes described herein to be admitted to the Official List of the FCA and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. In addition, we describe the basic features of the notes during the fixed rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and during the floating rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Investing in the notes involves risks. See “Risk Factors” on page PS-5.

We describe how interest is calculated, accrued and paid during the fixed rate period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus. We describe how interest is calculated, accrued and paid during the floating rate period, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

None of this pricing supplement, the accompanying prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of notes which are the subject of any offering contemplated in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus may only do so with respect to Qualified Investors. Neither Morgan Stanley nor the managers have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

Prohibition of sales to UK Retail Investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”); or (ii) a customer within the meaning of the provisions of the United Kingdom's Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UK MiFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

Principal Amount:	€
Maturity Date:	February , 2031
Settlement Date
(Original Issue Date):	February , 2021 (T+3)
Interest Accrual Date:	February , 2021
Issue Price:	100.00%
Specified Currency:	Euro (“€”)
Redemption Percentage
at Maturity:	100%
Fixed Rate Period:	The period from and including the Settlement Date to but excluding February , 2030
Floating Rate Period:	The period from and including February , 2030 to but excluding the Maturity Date
Interest Rate:
During the Fixed Rate Period,          % per annum (calculated on an actual/actual (ICMA) day count basis); during the Floating Rate Period, the Base Rate plus           % (to be determined by the Calculation Agent on the second TARGET Settlement Day immediately preceding each Interest Reset Date, calculated on an Actual/360 day count basis)

Base Rate:	EURIBOR
Spread (Plus or Minus):	Plus %
Index Maturity:	Three months
Interest Reset Period:	Quarterly
Interest Reset Dates:	Each Interest Payment Date commencing February , 2030, provided that the February ,2030 Interest Reset Date shall not be adjusted for a non-Business Day
Interest Determination
Dates:	The second TARGET Settlement Day immediately preceding each Interest Reset Date
Reporting Service:	Page EURIBOR01
Calculation Agent:	The Bank of New York Mellon, London Branch (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Interest Payment Periods:	During the Fixed Rate Period, annual; during the Floating Rate Period, quarterly
Interest Payment Dates:
With respect to the Fixed Rate Period, each February           , commencing February           , 2022 to and including February           , 2030; with respect to the Floating Rate Period, each February           , May           , August            and November           , commencing May           , 2030 to and including the Maturity Date

Business Days:	London, TARGET Settlement Day and New York
Tax Redemption and
Payment of Additional
Amounts:	Yes
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
ISIN:
Common Code:
Form of Notes:	Global note registered in the name of a nominee of a common safekeeper for Euroclear and Clearstream, Luxembourg; issued under the New Safekeeping Structure
Eurosystem Eligibility:
Intended to be Eurosystem eligible, which means that the notes are intended upon issue to be deposited with an international central securities depository (“ICSD”) as common safekeeper, and registered in the name of a nominee of an ICSD acting as common safekeeper, and does not necessarily mean that the notes will be recognized as eligible collateral for Eurosystem monetary policy and intra‑day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the European Central Bank being satisfied that Eurosystem eligibility criteria have been met.

Prohibition of Sales to EEA
and UK Retail Investors:	Applicable
Other Provisions:
Optional make-whole redemption on or after August             , 2021 and prior to February             , 2030, on at least 5 but not more than 30 days’ prior notice, as described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” provided that, for purposes of the notes, the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to February             , 2030 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on an annual basis (actual/actual (ICMA)) at the reinvestment rate plus              basis points, as calculated by the premium calculation agent specified below; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Reinvestment rate” means the mid-market annual yield on the reference security (or if the reference security is no longer outstanding, a similar security). The reinvestment rate will be calculated on the third business day preceding the redemption date.

“Reference security” means the German government bond bearing interest at a rate of 0 per cent per annum and maturing on 15 February 2030 with ISIN DE0001102499.

“Similar security” means the reference bond or reference bonds issued by the German Federal Government having an actual or interpolated maturity of February             , 2030 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issuances of corporate debt securities maturing on February             , 2030.

Notwithstanding the terms set forth under “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities” in the accompanying prospectus, “premium calculation agent” means Morgan Stanley & Co. International plc (“MSIP”). Because MSIP is an affiliate of the issuer, the economic interests of MSIP may be adverse to your interests as an owner of the notes subject to the issuer’s redemption, including with respect to certain determinations and judgments that it must make as premium calculation agent in the event the issuer redeems the notes before their maturity. MSIP is obligated to carry out its duties and functions as premium calculation agent in good faith and using its reasonable judgment.

See also “Optional Redemption” below.

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, our Current Reports on Form 8-K dated April 16, 2020 and October 2, 2020 and our other current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.

Early Redemption Risks

The notes have early redemption risk. In addition to the optional make-whole redemption discussed above under “—Other Provisions,” we have the option to redeem the notes, (i) in whole but not in part, on February          ,2030 or (ii) in whole at any time or in part from time to time, on or after November          , 2030, on at least 5 but not more than 30 days’ prior notice.  It is more likely that we will redeem the notes prior to the stated maturity date to the extent that the interest payable on such notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to the stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Optional Redemption

In addition to the optional make-whole redemption discussed above under “—Other Provisions,” we may, at our option, redeem the notes, (i) in whole but not in part, on February          ,2030 or (ii) in whole at any time or in part from time to time, on or after November          , 2030, on at least 5 but not more than 30 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 30 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called for redemption in accordance with its procedures at the time of selection; provided, that if the notes are represented by one or more global securities, beneficial interests in such notes will be selected for redemption by the applicable depositary in accordance with its standard procedures therefor.

 On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on such notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” denominated in a currency (the “denomination currency”) other than the U.S. dollar for U.S. federal tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder.  See the discussion in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders― Foreign Currency Notes” for further information about the treatment of the notes. The notes should be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders― Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.”  Under applicable Treasury Regulations, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the notes, an equivalent fixed rate debt instrument (denominated in euro) must be constructed for the entire term of the notes.  The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the

QFR determined under (i) above) is converted to a fixed rate substitute (which should generally be the value of that QFR as of the issue date of the notes).  Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we should be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. For the purpose of determining QSI and OID, the optional make-whole redemption should not be deemed to be exercised. However, if, as of the issue date, redeeming the notes on February           , 2030 would reduce the yield of the equivalent fixed rate debt instrument, the notes should be treated as fixed rate debt instruments maturing on February           , 2030 (the “instrument maturing February 2030”). Under those circumstances, if the notes are not actually redeemed by us on February           , 2030, solely for purposes of the OID rules, they should be deemed retired and reissued for their principal amount, and should thereafter be treated as floating rate debt instruments with a term of one year (the “1-year instrument”). The instrument maturing February 2030 would be treated as issued without OID, and all payments of interest thereon would be treated as QSI.  Interest on the 1-year instrument should generally be taken into account when received or accrued, according to your method of tax accounting, but it is possible that the 1-year instrument could be subject to the rules described under “United States Federal Taxation―Tax Consequences to U.S. Holders―Short-Term Notes” in the accompanying prospectus supplement.

If, as of the issue date, redeeming the notes on February           , 2030 would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “United States Federal Taxation―Tax Consequences to U.S. Holders― Discount Notes―General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under those circumstances, the notes may be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest.  All amounts will be determined in the denomination currency and then translated into U.S. dollars according to the rules described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Foreign Currency Notes.”  QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.

Both U.S. and non-U.S. holders of the notes should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On February            , 2021, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of             %, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of             % of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. International plc	€
Total	€

Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary.

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS

& Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Notwithstanding the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to securities offered or sold in the EEA:

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Regulation; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Notwithstanding the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to securities offered or sold in the United Kingdom:

Prohibition of Sales to United Kingdom Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(ii)
a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

With respect to securities to be offered or sold in the United Kingdom, the managers have represented and agreed, and each underwriter, dealer, other agent and remarketing firm participating in the distribution of the securities will be required to represent and agree, that (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any securities in circumstances in which Section 21(1) of the FSMA does not apply to Morgan Stanley, and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any securities in, from or otherwise involving the United Kingdom.